THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

July 11, 2007

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Acropolis Precious Metals Inc.
Form SB-2 Registration Statement
SEC File No. 333-144202

Dear Ms. Parker:

In response to your letter of comments dated July 10, 2007, please be advised that the Background of Officers and Directors section of the foregoing Form SB-2 registration has been amended to include the following language:

During the past five years, Ms. Manalo and Messrs. Brenner and Balthes have not been the subject of the following events:

1. Any bankruptcy petition filed by or against any business of which Ms. Manalo or Messrs. Brenner and Balthes were a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

2. Any conviction in a criminal proceeding or being subject to a pending criminal proceeding.

3. An order, judgment, or decree, not subsequently reversed, suspended or vacated, or any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting Ms. Manalo or Messrs. Brenner and Balthes's involvement in any type of business, securities or banking activities.

Ms. Anne Nguyen Parker
Branch Chief
Securities and Exchange Commission
RE: Acropolis Precious Metals Inc.
Form SB-2 Registration Statement
SEC File No. 333-144202
July 11, 2007

4. Found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

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